Contact:	Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email : lsellyn@gildan.com

Sophie Argiriou, Director,
Investor Communications
Tel: (514) 343-8815
Email : sargiriou@gildan.com

For Immediate Release

Gildan Activewear Announces Third Quarter Results, Updates Full Year 2007 Guidance and Initiates EPS and Capital Expenditure Guidance for Fiscal 2008

Montréal, Thursday, August 2, 2007 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its third quarter ended July 1, 2007. The Company also updated its earnings guidance for its 2007 fiscal year, and introduced EPS and capital expenditure guidance for fiscal 2008.

Third Quarter Sales and Earnings

Gildan reported third quarter net earnings of U.S. $52.4 million and diluted EPS of U.S. $0.43, after recording a restructuring charge in the quarter of U.S. $4.6 million after-tax or U.S. $0.04 per share, which was primarily related to the previously announced restructuring of the Company’s manufacturing facilities. Before reflecting the restructuring charge, adjusted net earnings and adjusted diluted EPS for the third quarter of fiscal 2007 amounted to U.S. $57.0 million or U.S. $0.47, up respectively 33.2% and 34.3% from net earnings of U.S. $42.8 million and diluted EPS of U.S. $0.35 in the third quarter of fiscal 2006. The growth in EPS compared to last year was due to higher gross margins for activewear, continuing growth in activewear unit sales volumes, and the U.S. $0.05 per share benefit of an income tax recovery related to a prior year. These positive factors were partially offset by increased selling, general and administrative and depreciation expenses, and the continuing dilutive impact of the acquisition of Kentucky Derby Hosiery, which negatively impacted EPS by U.S. $0.03 in the third quarter.

Although the impact of the Kentucky Derby Hosiery acquisition will continue to be slightly dilutive in the fourth quarter of fiscal 2007, the integration process will be complete by the fiscal year-end.

Sales in the third quarter amounted to U.S. $291.6 million, up 24.7% from U.S. $233.9 million in the third quarter of last year. The increase in sales revenues was due to U.S. $30.5 million of sock sales pursuant to the acquisition of Kentucky Derby Hosiery and an 11.6% increase in unit sales volumes for activewear, partially offset by a slight reduction in unit selling prices for activewear of approximately 0.5% compared to last year.

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. Growth in overall industry shipments from U.S. distributors to screenprinters in the June quarter was 3%. The table below summarizes the S.T.A.R.S. data for market shares and industry growth in the U.S. distributor channel for the quarter ended June 30, 2007.

			Gildan	Industry
Gildan	Gildan		Unit Growth	Unit Growth
Market Share	Market Share		Q3 2007 vs.	Q3 2007 vs.
Q3 2007	Q3 2006		Q3 2006	Q3 2006

47.6%	43.6%	All products	13.9%	3.0%

48.3%	44.5%	T-shirts	13.4%	3.0%

42.2%	32.3%	Fleece	57.9%	17.4%

34.0%	32.7%	Sport shirts	3.6%	(3.6)%

Growth in Gildan’s activewear sales in international markets in the third quarter was strong. Unit shipments in Europe increased by 26.8% compared with the third quarter of fiscal 2006.

In June, the Company began shipment of a major private label sock program to a large national retailer.

Gross margins in the third quarter of fiscal 2007 were 32.4%, the same as in the third quarter of fiscal 2006. Higher margins for activewear were offset by the impact of margins from the sale of socks, which do not yet reflect the cost synergies from the rationalization of the Company’s sock manufacturing operations. The Company’s major new branded and private label retail sock programs have been priced based on the ramped-up cost structure for its new Honduran sock facility. However, in the third quarter, a large proportion of socks for these programs continued to be supplied from U.S. sock manufacturing facilities, which as previously announced will be closed by the end of August 2007, as well as from high-cost outside contractors. Excluding the impact of sock sales, gross margins in the third quarter of fiscal 2007 were 34.7%. The increase in gross margins for activewear compared to last year was due to further manufacturing efficiencies, partially offset by lower selling prices and higher cotton costs.

Selling, general and administrative expenses in the third quarter were U.S. $28.4 million, or 9.7% of sales, compared to U.S. $22.0 million, or 9.4% of sales, in the third quarter of last year. The increase in selling, general and administrative expenses was due to the impact of the acquisition of Kentucky Derby Hosiery, higher distribution costs, and increased administration and information technology costs to support the Company’s continuing growth. The increase of U.S. $2.1 million in depreciation and amortization expenses was due to the Company’s continuing investments in capacity expansion, combined with the impact of the Kentucky Derby Hosiery acquisition.

Restructuring and other charges in the third quarter amounted to U.S. $4.6 million, or U.S. $0.04 per share, and were related to the previously announced restructuring of the Company's operations. The Company expects that these restructuring and other charges in fiscal 2007 will total U.S. $0.22 per share.

The Company recognized previously unrecorded tax benefits in the amount of U.S. $5.7 million relating to a prior taxation year which became statute-barred in the third quarter of fiscal 2007. Excluding the impact of this income tax recovery, as well as the impact of the restructuring charge, the effective income tax rate for the third quarter was 4.6%.

Year-to-date Sales and Earnings

Sales for the nine months ended July 1, 2007 were U.S. $709.6 million, up 31.9% compared to the same period last year. The growth in sales reflected U.S. $105.9 million of sock sales, an increase of 12.2% in unit sales volumes for activewear and a higher-valued activewear product-mix, partially offset by a decrease in unit selling prices for activewear.

For the first nine months of fiscal 2007, net earnings amounted to U.S. $89.2 million, or U.S. $0.73 per share on a diluted basis compared to net earnings of U.S. $90.0 million, or U.S. $0.74 per share, for the same period in fiscal 2006. Before the impact of restructuring and other charges, adjusted net earnings increased to U.S. $111.5 million, or U.S. $0.92 per share on a diluted basis. The increase in adjusted net earnings and adjusted diluted EPS was due to favourable manufacturing efficiencies, growth in activewear unit sales volumes, a higher-valued product-mix for activewear and the income tax recovery recorded in the third quarter, partially offset by lower unit selling prices for activewear, higher cotton costs, increased selling, general and administrative and depreciation expenses and the dilutive impact of the Kentucky Derby Hosiery acquisition.

Cash Flow

During the third quarter of fiscal 2007, cash flow from operating activities less cash flow from investing activities amounted to U.S. $3.1 million. The Company used U.S. $45.7 million to finance seasonal accounts receivable, and used U.S. $32.9 million for capital investments, primarily for the ramp-up of the Company’s major textile and sock manufacturing expansion projects in Honduras. The Company continues to have significant unused debt financing capacity and flexibility to invest in capital expenditures for further capacity expansion and cost reduction initiatives in excess of its current plans, as well as to pursue potential acquisition opportunities.

EPS and Capital Expenditure Guidance for Full Year Fiscal 2007 and 2008

The Company expects that the impact of the Kentucky Derby Hosiery acquisition will continue to be slightly dilutive to EPS in the fourth quarter of fiscal 2007. Consequently, the Company now expects adjusted diluted EPS before restructuring charges for the fourth quarter to be approximately U.S. $0.38, up 27% from the corresponding quarter of fiscal 2006, and U.S. $0.01 per share below its previous EPS guidance range for the quarter. Adjusted diluted EPS before restructuring charges for the full fiscal year is still projected to be approximately U.S. $1.30 per share, up 24% compared to fiscal 2006.

The Company has initiated its EPS guidance for fiscal 2008 with a range of U.S. $1.80 – U.S. $1.85 per share on a diluted basis, up approximately 39% - 42% from fiscal 2007. The projected growth in EPS in fiscal 2008 is driven primarily by the impact of relocating the Canadian textile operations and completing the ramp-up of the Company’s offshore textile facilities in Honduras and the Dominican Republic, unit volume growth in activewear, and the expected EPS accretion from having completed the integration of Kentucky Derby Hosiery.

The projected cost reductions from consolidating textile and sock manufacturing include the impact of consuming the balance of previously manufactured fleece and sock inventories in the first half of fiscal 2008. The positive impact of net manufacturing efficiencies and unit volume growth have been assumed to be partially offset by higher selling, general and administrative and depreciation expenses and projected increases in cotton costs in the latter part of fiscal 2008. Although selling price increases for most product-lines in the screenprint channel have been announced, with effect from October 1, 2007, the Company has assumed flat year-over-year overall selling prices in its fiscal 2008 EPS guidance. The Company considers it premature at this stage to anticipate the benefit of more favourable pricing, even though significantly higher futures for cotton costs are likely to result in upward pressure on industry selling prices. In addition, the Company will continue to aggressively pursue further new retail programs in activewear and underwear, in addition to the programs included in its projections for fiscal 2008.

The Company has currently projected capital expenditures of approximately U.S. $155 million for fiscal 2008, primarily to complete the ramp-up of the fleece and sock facilities in Honduras, and for the new energy and chemical cost reduction projects announced by the Company in May. Fiscal 2008 capital expenditures also include the construction of a building for a new sock facility to support the Company’s projected continuing growth in sales. The estimated total capital cost of the new facility, to be expended primarily over the next 24 months, is approximately U.S. $40 million. Projected capital expenditures for fiscal 2008 also include approximately U.S. $20 million of expenditures in Honduras which were previously projected to be incurred in fiscal 2007. The carryover of fiscal 2007 expenditures relates primarily to a minor delay in the timing of the delivery of equipment, and to a delay in beginning the energy cost reduction project in Honduras. Free cash flow (defined as cash flow from operating activities less cash flow from investing activities, including the carryover capital expenditures from fiscal 2007) is projected to be in excess of U.S. $90 million in fiscal 2008.

Disclosure of Outstanding Share Data

As of July 31, 2007, there were 120,381,611 common shares issued and outstanding along with 892,400 stock options and 968,000 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

Gildan will hold a conference call to discuss these results today at 10:00 AM EDT. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 64246736, or by live audio webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EDT by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 90996711, until August 9, 2007 at midnight, or by audio webcast on Gildan's web site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and fleece in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company’s products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Such forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; changes in customer demand for our products and our ability to maintain customer relationships and grow our business; the seasonality of our business; our ability to attract and retain key personnel; changes in accounting policies and estimates; and, disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other factors that may affect the Company’s future results.

Non-GAAP Financial Measures

This release includes reference to certain non-GAAP financial measures such as adjusted net earnings, adjusted diluted earnings per share, and free cash flow. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below.

Adjusted net earnings and adjusted diluted earnings per share are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 1 to the condensed interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

(in U.S. $ millions, except per share amounts)
	Q3 2007	Q3 2006	YTD 2007	YTD 2006
Net earnings	52.4	42.8	89.2	90.0
Restructuring and other charges	4.6	–	22.3	–
Less: income tax effect thereon	–	–	–	–
Adjusted net earnings	57.0	42.8	111.5	90.0

Diluted EPS	0.43	0.35	0.73	0.74
Restructuring and other charges, net of tax	0.04	–	0.18	–
Adjusted diluted EPS	0.47	0.35	0.92	0.74

EPS amounts may not add due to rounding

Free cash flow is defined as cash flows from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in U.S. $ millions)
	Q3 2007	Q3 2006	YTD 2007	YTD 2006
Cash flows from operating activities	32.3	47.1	72.1	61.1
Cash flows from investing activities	(29.2)	(13.5)	(103.7)	(50.0)
Add back:
Business acquisitions	–	–	–	–
Free cash flow	3.1	33.6	(31.6)	11.1

Certain minor rounding variances exist between the financial statements and these summaries.

Gildan Activewear Inc.
 Consolidated Statements of Earnings
 (In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 1, 2007	July 2, 2006	July 1, 2007	July 2, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$291,610	$233,945	$709,573	$538,038
Cost of sales	197,221	158,221	482,558	358,011

Gross profit	94,389	75,724	227,015	180,027

Selling, general and administrative expenses	28,430	21,978	83,080	60,747
Restructuring and other charges (note 1)	4,589	–	22,339	–

Earnings before the undernoted items	61,370	53,746	121,596	119,280

Depreciation and amortization	10,272	8,169	28,521	23,311
Interest, net	1,453	759	3,501	2,028
Non-controlling interest in income of consolidated joint venture	503	192	625	240

Earnings before income taxes	49,142	44,626	88,949	93,701

Income tax (recovery) expense	(3,255)	1,795	(205)	3,660

Net earnings	$52,397	$42,831	$89,154	$90,041

Basic EPS	$0.44	$0.36	$0.74	$0.75

Diluted EPS	$0.43	$0.35	$0.73	$0.74

Weighted average number of shares outstanding (in thousands)
Basic	120,359	120,155	120,319	120,068
Diluted	121,599	121,254	121,525	121,222

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
 Consolidated Statements of Cash Flows
 (In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 1, 2007	July 2, 2006	July 1, 2007	July 2, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities:
Net earnings	$52,397	$42,831	$89,154	$90,041
Adjustments for:
Depreciation and amortization	11,038	8,169	31,413	23,311
Impairment loss and writedown of property, plant and equipment	–	–	3,560	–
(Gain) loss on disposal of assets held for sale and property, plant and equipment	(118)	833	(1,856)	1,175
Stock-based compensation costs	371	318	1,149	843
Future income taxes	(4,689)	427	(3,210)	845
Non-controlling interest	503	192	625	240
Unrealized foreign exchange loss (gain)	3,029	(766)	1,441	(647)
	62,531	52,004	122,276	115,808
Changes in non-cash working capital balances:
Accounts receivable	(45,712)	(29,333)	(16,266)	(24,077)
Inventories	11,051	25,330	(30,885)	(26,400)
Prepaid expenses and deposits	(2,499)	(2,413)	(3,816)	(1,908)
Accounts payable and accrued liabilities	5,354	293	1,119	(3,499)
Income taxes payable	1,607	1,240	(338)	1,225
	32,332	47,121	72,090	61,149

Cash flows from (used in) financing activities:
(Decrease) increase in revolving term credit facility	(13,000)	–	30,000	–
Net decrease in other long-term debt	(18,266)	(18,007)	(20,948)	(18,588)
Proceeds from the issuance of shares	180	167	949	1,614
	(31,086)	(17,840)	10,001	(16,974)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(32,864)	(17,772)	(108,315)	(53,995)
Proceeds from assets held for sale	4,429	5,027	6,424	5,027
Increase in other assets	(778)	(756)	(1,786)	(1,007)
	(29,213)	(13,501)	(103,677)	(49,975)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	23	(26)	116	(119)

Net (decrease) increase in cash and cash equivalents during the period	(27,944)	15,754	(21,470)	(5,919)

Cash and cash equivalents, beginning of period	35,481	48,129	29,007	69,802

Cash and cash equivalents, end of period	$7,537	$63,883	$7,537	$63,883

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
 Consolidated Balance Sheets
 (In thousands of U.S. dollars)

	July 1, 2007	October 1, 2006	July 2, 2006
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$7,537	$29,007	$63,883
Accounts receivable	183,557	165,870	133,666
Inventories	231,538	200,653	161,261
Prepaid expenses and deposits	9,573	5,757	6,302
Future income taxes	4,601	5,298	8,575
	436,806	406,585	373,687

Property, plant and equipment	368,477	302,677	292,985
Intangible assets	9,030	9,513	–
Assets held for sale	2,434	–	–
Other assets	8,266	4,501	6,475

Total assets	$825,013	$723,276	$673,147

Current liabilities:
Bank indebtedness	$3,500	$3,500	$3,980
Accounts payable and accrued liabilities	120,229	117,984	86,579
Income taxes payable	2,054	2,269	3,516
Current portion of long-term debt	3,934	21,820	19,582
	129,717	145,573	113,657

Long-term debt (note 2)	38,979	12,041	8,977
Future income taxes	28,221	29,443	31,821
Non-controlling interest in consolidated joint venture	6,279	5,654	5,634

Shareholders' equity:
Share capital	87,686	86,584	85,791
Contributed surplus	3,361	2,365	2,439
Retained earnings	504,522	415,368	398,580
Accumulated other comprehensive income	26,248	26,248	26,248
	621,817	530,565	513,058

Total liabilities and shareholders' equity	$825,013	$723,276	$673,147

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc. – Condensed notes to interim consolidated financial statements
(tabular amounts in thousands of U.S. dollars)

For complete notes to the interim consolidated financial statements, please refer to filings with the various securities regulatory authorities.
1.	The following table summarizes the components of restructuring and other charges:

		Three months ended		Nine months ended
		July 1, 2007	July 2, 2006	July 1, 2007	July 2, 2006
	Accelerated depreciation (a)	$766	–	$2,892	–
	Gain on disposal of assets held for sale (b)	(58)	–	(1,836)	–
	Asset impairment loss (c)	–	–	3,560	–
	Severance (c)	1,234	–	13,296	–
	Other (d)	2,647	–	4,427	–
		$4,589	–	$22,339	–

(a)

In September 2006, the Company announced a restructuring of its Canadian manufacturing operations, involving the closure of its textile manufacturing facility in Valleyfield, Quebec, and the downsizing of its Montreal, Quebec, knitting facility, to take effect in December 2006. In the fourth quarter of fiscal 2006, the Company recorded severance charges of $2.1 million and other exit costs of $1.6 million relating to this restructuring. In addition, during the fourth quarter of fiscal 2006, the Company recorded an impairment loss of $15.1 million on all Canadian textile and related manufacturing assets, and reduced its estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $0.8 million in the third quarter of fiscal 2007 and $2.9 million for the first nine months of fiscal 2007, has been classified as accelerated depreciation and included in restructuring and other charges. An additional $0.4 million of accelerated depreciation will be recorded in the fourth quarter of fiscal 2007.

(b)

During the fourth quarter of fiscal 2006, the Company announced the relocation and consolidation of its U.S. retail distribution centres, which was completed during the third quarter of fiscal 2007, and the closure of its Canadian distribution centre in Montreal, Quebec, effective October 2006. The Company also announced the closure and downsizing of sock manufacturing capacity located in North Carolina and Virginia. During the second quarter of fiscal 2007, the Company sold some of the assets related to these facilities and recorded a gain of $1.8 million. The Company sold some of the remaining assets during the third quarter of fiscal 2007 and recorded a net gain of $0.1 million.

(c)

On March 27, 2007, the Company announced plans to close its two remaining textile facilities in Montreal, Quebec, as well as its cutting facility in Bombay, N.Y., in the fourth quarter of fiscal 2007. In addition, the Company closed two sewing facilities in Mexico, which had been supplied with fabric from Gildan’s Canadian textile operations. In the third quarter and in the first nine months of fiscal 2007, the Company recorded severance costs of $1.2 million and $13.3 million respectively, primarily relating to these plant closures. The Company expects to recognize additional severance of $1.4 million in the fourth quarter of fiscal 2007. Concurrent with the restructuring of the Canadian textile operations, the Company also announced plans to relocate the corporate office, which is currently located in the same building as its Montreal knitting facility, into leased premises in the Montreal area. In the second quarter of fiscal 2007, the Company recorded a $3.6 million asset impairment loss relating to our corporate head office facility.

(d)

Other costs of $2.6 million for the third quarter and $4.4 million for the nine months ended July 1, 2007, relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. Other costs also include temporary incremental duties incurred as a result of the closure of our Mexican sewing facilities. These duties will not be incurred after the completion of our restructuring initiatives in the fourth quarter of fiscal 2007. The Company expects to incur additional exit and duty costs relating to these closures of approximately $2.4 million, which will be accounted for as incurred during the fourth quarter of fiscal 2007.

2.

As at July 1, 2007, long-term debt includes $30.0 million drawn on the Company’s $300 million revolving term credit facility, which matures in June 2012. There were no amounts drawn under this facility at October 1, 2006 or July 2, 2006.

3.	Certain comparative figures have been reclassified in order to conform to the current period’s presentation